Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-151608
FINAL TERM SHEET
Dated December 10, 2008
KEYCORP
Senior Medium-Term Notes, Series I
$250,000,000
Floating Rate Senior Notes due December 15, 2010
Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program

Issuer:	KeyCorp

Guarantor:	Federal Deposit Insurance Corporation (“FDIC”)

Description of Securities:	$250,000,000 Floating Rate Senior Notes due December 15, 2010

Guarantee:	The Notes are guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the Notes or June 30, 2012.

Security Type:	Senior Notes

Settlement Date:	December 15, 2008 (T+3)

Maturity Date:	December 15, 2010

Issue Price:	100% of principal amount

Coupon:	3-month LIBOR (Reuters Page LIBOR01) plus 0.650%

LIBOR Determination:	Second London banking day immediately preceding the first day of the relevant three-month interest period

Interest Payment Dates:	Each March 15, June 15, September 15 and December 15, beginning on March 15, 2009

Day Count:	Actual / 360

Redemption Provisions:	The notes are not subject to redemption or repayment prior to maturity and will not be subject to any sinking fund.

Denomination:	$1,000 and integral multiples of $1,000 thereof

Gross Proceeds:	$250,000,000

Underwriting Discount and Commissions:	0.250%

Price to KeyCorp:	99.750%

Net Proceeds After Underwriting Discount and Commission:	$249,375,000

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. (22.75%) Credit Suisse Securities (USA) LLC (22.75%) Morgan Stanley & Co. Incorporated (22.75%) UBS Securities LLC (22.75%)

Co-Managers:	Banc of America Securities LLC (1%)
Barclays Capital Inc. (1%)
Citigroup Global Markets Inc. (1%)
Goldman, Sachs & Co. (1%)
J.P. Morgan Securities Inc. (1%)
Keefe, Bruyette & Woods, Inc. (1%)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (1%)
Sandler O’Neill & Partners, L.P. (1%)

Junior Co-Managers:	SBK-Brooks Investment Corp. (0.5%) The Williams Capital Group, L.P. (0.5%)

CUSIP:	49327G AA 5

Expected Issue Ratings:	Aaa / AAA / AAA (Moody’s / S&P / Fitch)
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.
Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, (ii) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, (iii) Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, or (iv) UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884.
The security ratings above are not a recommendation to buy, sell or hold the securities hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Standard & Poor’s Ratings Services and Fitch Ratings Ltd. Each of the security ratings above should be evaluated independently of any other security rating.